Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Alison M. Fuller, Esq.
(202) 419-8412
Afuller@stradley.com

Via EDGAR

Ms. Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wilmington Funds File No. 811-05514

Dear Ms. DiAngelo Fettig:

On behalf of the Wilmington Funds (the “Registrant”) and each series of the Registrant (collectively, the “Funds”), below you will find the Registrant’s responses to your comments to the Registrant’s Annual Reports to Shareholders for the period ended April 30, 2015 (collectively, “Shareholder Reports”). On October 22, 2015, you conveyed your comments via telephone to various officers of the Registrant, Cillian Lynch and me.

Your comments are restated below (in italics) along with the Registrant’s response to each.

Management’s Discussion of Fund Performance

1.	Comment: In the tables showing Average Annual Total Returns for each Fund, consider including the Average Annual Total Returns for the Fund’s benchmark.

Response:  The Registrant will incorporate your comment in future Shareholder Reports.

2.
Comment:  After the statement below the Annual Operating Expense Ratio table that refers to a Fund’s expense ratio, “as shown in the Fees and Expenses table in the Fund’s current prospectus…”, (on page 6 of the Large Cap Strategy Fund’s Annual Report, for example) refer the reader to the Financial Highlights for a more recently calculated expense ratio.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 23, 2015

Response:  The Registrant will incorporate your comment in future Shareholder Reports.

3.
Comment:  Management’s Discussion of Fund Performance for the Broad Market Bond Fund states that the Fund had a total return of 4.19% for Class I Shares for the fiscal year ended April 30, 2015, while the Fund’s Financial Highlights show a return of 4.12% for Class I Shares. Please explain the discrepancy.

Response:  The Registrant has determined that the Fund’s total return for the period was 4.19%, and that the Financial Highlights understated the total return by 0.07%.  The Registrant determined that the understatement was immaterial, and will be corrected in future Shareholder Reports.

4.
Comment:  Management’s Discussion of Fund Performance for the Municipal Bond Fund states that the Fund had a total return of 2.83% for Class A Shares for the fiscal year ended April 30, 2015, while the Fund’s Financial Highlights show a return of 2.91% for Class A Shares. Please explain the discrepancy.

Response:  Registrant respectfully asserts that both Management’s Discussion of Fund Performance and the Fund’s Financial Highlights show the total return for Class A Shares for the fiscal year ended April 30, 2015 as 2.83%.  We note that the total return in the Financial Highlights for the New York Municipal Bond Fund’s Class A shares was 2.91%.

5.
Comment: Management’s Discussion of Fund Performance for the International Fund refers to the Fund’s benchmark as the “Morgan Stanley Capital International – All Country World ex-US Index (Net, USD)”  Please consider updating the disclosure to explain what “net” means with regard to the index.

Response:  The Registrant will incorporate your comment in future Shareholder Reports.  Registrant notes that the word “net” refers to the fact that the performance of the index is reduced by the taxes on dividends paid by the international securities issuers in the index.

6.
Comment:  In accordance with the memorandum sent to the Investment Company Institute on July 30, 2012 by the SEC staff, funds with significant derivatives exposure should include a discussion of the effect of those derivatives on fund performance.  Please include such a discussion of the effect of derivatives on Fund performance for the Alternatives Fund and the Real Asset Fund.

Response:  The Registrant will incorporate your comment in future Shareholder Reports.

Shareholder Expense Example

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 23, 2015

7.	Comment: Please modify the introduction to the Expense Examples to reference transaction costs (versus ongoing costs), per Item 27(d)(1) of Form N-1A.

Response:  The Registrant will incorporate your comment in future Shareholder Reports.

8.	Comment: For the Class I Shares of the Small Cap Growth Fund, verify that the rate used in the expense example is 1.05%, and not 1.09% as stated on p. 12 of the Equity Funds report.

Response:  The 1.05% ratio is the correct annualized net expense ratio for the Fund for the six-month period ended April 30, 2015.  Effective on December 1, 2014 the Fund updated its prospectus and lowered its net operating expense ratio from 1.25% to 1.01%.  The 1.05% rate is the blended rate over the period November 1, 2014 through April 30, 2015. The rate disclosed on page 12 of the report was the current prospectus net expense ratio, 1.09%, which consisted of the net operating expenses of 1.01% and 0.08% of acquired fund fees expenses.  The Fund liquidated on July 20, 2015.

Portfolio of Investments

9.
Comment:  Identify warrants as non-income producing.  We note that the Portfolio of Investments (“POI”) for certain Funds, including the Large-Cap Strategy Fund, identifies warrants as non-income producing securities.  The POI for the Small-Cap Growth Fund, however, does not mark warrants as non-income producing securities.

Response: The Registrant will incorporate your comment in future Shareholder Reports.

10.	Comment: Disclose a yield rate for each preferred stock held by the International Fund, or any other Funds, if applicable.

Response: The Registrant will incorporate your comment in future Shareholder Reports.

11.
Comment:  Consider adding disclosure on floating rate notes (“FRNs”), in particular on their interest rate, base rate and spread, as of the end of the reporting period, per the requirement as proposed in the SEC’s May 20, 2015 proposed rule on Investment Company Reporting Modernization.

Response: In future Shareholder Reports, the Registrant will comply with any final rule from the Securities and Exchange Commission in this regard.

12.
Comment:  For each Fund of Funds with greater than 25% exposure to an underlying  Fund, inform the reader how to access the financial statements of the underlying Fund.  We note that the Strategic Allocation Conservative Fund owns greater than 25% of the Intermediate Term Bond Fund.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 23, 2015

Response: The Registrant will incorporate your comment in future Shareholder Reports.

Statements of Assets and Liabilities

13.
Comment:  Disclose, if applicable, any balances due to Trustees or outstanding liabilities owed to Trustees at the end of the reporting period date, per Regulation S-X Item 6-04.12 and Generally Accepted Accounting Principles.

Response:  The Registrant confirms that there were no such outstanding balances owed or liabilities to Trustees as of April 30, 2015.

Notes to Financial Statements

14.
Comment:   We note that the Funds may enter into repurchase agreements under Master Repurchase Agreements (MRAs) which permit the Fund, under certain circumstances, to offset payables and/or receivables under the MRA with collateral held and/or posted to the counterparty and create one single net payment due from the Fund.  Consider disclosing that the fair value of collateral received does not include any over-collateralization.  For example, consider including a footnote to the schedule of repurchase agreements stating that “the amount of the collateral received does not include any over-collateralization.”

Response:  In future Shareholder Reports, the Registrant will disclose that the amount of the collateral received does not include any over-collateralization.

15.	Comment: For Funds investing in derivatives, please provide more detail in the notes to the financial statements related to why the particular Fund invested in derivatives during the period.

Response: The Registrant will incorporate your comment in future Shareholder Reports.

16.	Comment: Please include disclosure to inform investors about the volume of derivatives during the fiscal year. Please provide more detail on the nature of the volume and how it is expressed.

Response:  The Registrant will incorporate your comment in future Shareholder Reports.

17.	Comment: With regard to the Multi-Managed Funds, consider including an effective overall management rate (the sum of advisory fees and sub-advisory fees).

Response: The Registrant will incorporate your comment in future Shareholder Reports.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 23, 2015

18.
Comment:  With regard to the purchase and sale numbers for the Real Asset Fund under Note 6, “Investment Transactions,” on page 117 of the Fund’s Annual Report,  please explain whether U.S. Government Securities are considered short-term or long-term investments.

Response:  The Registrant considers U.S. Government securities to be long-term investments.  Purchases and sales of U.S. Government securities were mistakenly included in the first table under Note 6 for the Real Asset Fund (“Purchases and sales of investments, excluding short-term obligations, U.S. Government Securities…”), as well as in the second table under the same Note (“Purchases and sales of investments in U.S. Government Securities…”). As a result, the Fund’s purchases and sales of U.S. Government securities were double counted in error. We have confirmed that the portfolio turnover information in the Fund’s Financial Highlights, however, is correct.

19.
Comment:  Please explain why certain triggered movements of securities between Level 1, Level 2 and Level 3 designations in the fair value hierarchy were not disclosed in a the table of transfers.  The Multi-Manager Report states that transfers between Level 1 and Level 2 for the International Fund and the Real Asset Fund were not included “due to the [Funds] utilizing international fair value pricing during the period.”

Response: The Registrant notes that its process of excluding certain transfers is explained in the Notes to the Financial Statements.   The Registrant has made the decision that the transfer itself is part of the daily analysis of the valuation process, and has reserved the transfers table for fair valuations performed by the Funds’ Board of Trustees, evaluations of the sources (not related to the trigger) and changing policy decisions. The Registrant believes the transfer table should be utilized for securities that have experienced  significant changes in the underlying fundamentals that determine the securities fair value rather than the result of a change in pricing methodology (i.e. the change from the use of the closing market price versus a price provided under the independent fair valuation model of Interactive Data Corporation can be triggered for foreign securities).

Form N-CSR Disclosure Items

20.	Comment: In future filings, when all of the audit-related, tax, or other fees are pre-approved, the correct response for Item 4(e)(2)of Form N-CSR is zero percent.

Response:  The Registrant will incorporate your comment in future Shareholder Reports

21.
Comment:  In future filings, please include more detail on the services provided for tax fees. Note, for example, if the services provided included review of tax returns, excise statements, or excise returns.

Response: The Registrant will incorporate your comment in future Shareholder Reports.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 23, 2015

Comments on Registrant’s Filing History

22.	Comment: Please explain the reasons for the Registrant’s amended Form 24F-2 filings in July of 2014.

Response:  The Registrant amended its Form 24F-2 filings for 2008 through 2013 in order to make sure the proper amount of subscriptions were reflected in the filings and also regain the benefit of a redemption credit that was not correctly reflected in the filing for 2010. In 2014, the Registrant discovered that the front-end sales charges were not being properly reflected in the annual subscription amounts and upon further analysis of the issue it was also discovered that the Registrant failed to reflect the proper amount of a redemption credit available to be carried forward from 2009 to 2010. It was determined at that time that best course of action for the Registrant was to amend it filings back to 2008 which was the first year the Registrant failed to include front-end sales charge in the subscription amounts for the Funds.

23.
Comment:  In future N-CSR and N-SAR filings, please ensure that every element of the disclosure requirements under Rule 30e-1 under the Investment Company Act of  1940 (“1940 Act”) pertaining to shareholder meetings is met.  The Registrant’s N-CSR for the fiscal year ended April 30, 2012 discussed a shareholder meeting, but did not include the date of the meeting, or specify whether it was a special meeting.

Response: The Registrant will incorporate your comment in future Shareholder Reports.

24.
Comment:  The gross expense ratios in the Registrant’s Prospectus for each of the Broad Market Bond Fund, Intermediate-Term Bond Fund, Short-Term Bond Fund, Municipal Bond Fund, New York Municipal Bond Fund, International Fund, Alternatives Fund and Real Asset Fund (the “Funds”) are not the same as the audited expense ratios as disclosed in the Annual Report.  Please explain the differences. If expenses have been restated to reflect current fees, please include the disclosure requirements of Instruction 3(d)(2) to Item 3 of Form N-1A in the Funds’ prospectus.

Response:   For each of the Funds, the Fund’s investment adviser lowered the investment  advisory fee during the fiscal year.  The amounts shown in the annual report are blended management fee rates, and the August 2015 prospectus reflects the new, lower advisory fee rates.  The Registrant’s December, 2014 restated prospectus disclosed the restated management fee, along with the disclosure called for in Instruction 3(d)(2) to Item 3 of Form N-1A.

25.	Comment: The Annual Report for the Real Asset Fund shows that the Fund invests approximately 57% of its net assets in inflation-linked securities. We do not consider

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 23, 2015

inflation-linked securities to be “real assets.” Please explain how the Fund complies with Rule 35d-1 of the 1940 Act.

Response:  The Fund’s prospectus defines “real assets” as those assets that provide a “real return,” including "global inflation-protected debt securities,” as well as global real-estate securities and commodity/natural resource-related securities.  The prospectus also states that the Advisor determines the Fund’s asset allocation among the “real return” assets, including inflation-protected debt securities. The Fund therefore includes inflation-linked securities within its 80% test for purposes of Rule 35d-1. That approach is consistent with that of others in the mutual fund industry.  For example, the most substantial component of the Morningstar US Real Asset Index (41.78% as of 9/30/2015) is Treasury Inflation Protected Securities.

Rule 35d-1 requires that an investment company with a name that suggests that the company focuses its investments on a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name.  The Purpose of Rule 35d-1, as stated in the adopting release, is to “to address certain investment company names that are likely to mislead an investor about a company's investment emphasis.”  The Fund’s prominent inclusion of inflation-protected securities in its definition of “real assets,” per its prospectus disclosure, carries out that purpose.

Rule 35d-1 does not define “real assets” for purposes of the Rule, nor do the proposing and adopting releases for the Rule, or  the accompanying “Frequently Asked Questions about Rule 35d-1.” The Registrant is not aware of any other SEC or staff guidance that suggests that inflation-linked securities are not “real assets,” and believes that the prospectus disclosures concerning investments in these assets help ensure that shareholders know the Fund’s investment emphasis.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Shareholder Reports, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8412 or in my absence, Cillian M. Lynch at (202) 419-8416.

Very truly yours,

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
December 23, 2015

/s/ Alison M. Fuller
Alison M. Fuller, Esquire

cc:	Michael D. Daniels, COO Mary Ellen Reilly, CCO Richard J. Berthy, CEO Christopher W. Roleke, CFO Cillian M. Lynch, Esquire